Exhibit 99.1

Catalyst Paper completes Snowflake mill asset sale

RICHMOND, BC, Jan. 30, 2013 /CNW/ - Catalyst Paper (TSX: CYT) announced today that it has completed the US Court approved sale of the Snowflake assets and shares of Apache Railway. The Hackman Capital-led buyer group purchased the assets of the closed Snowflake facility and the shares of Apache Railway for US$13,460,000 and other non-monetary consideration. The transaction received local support from the Town of Snowflake and other interests, based on the buying group's intention to continue to operate the Apache Railway as a going concern.

"The successful completion of this transaction will assist Catalyst in reducing its interest obligations and improve overall liquidity," said President and Chief Executive Officer Kevin J. Clarke. "With challenging markets and currency impacts to contend with, we are maintaining tight control of spending on all fronts and making the sale of all remaining non-core assets a priority."

Aided by the sale of the Snowflake assets and the sale of inventories and realization of accounts receivable associated with the Snowflake closure, Catalyst has been able to repay substantially all of its cash drawings under its ABL facility leaving only customary letters of credit and a minimal cash drawing outstanding under the facility at this point in time.  Drawings under the ABL facility fluctuate with Catalyst's working capital needs from time to time.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statement, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the third quarter of 2012, which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 17:05e 30-JAN-13